January 4, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Manufacturing
100 F Street, NE
Washington, DC 20549

Re:	Atlis Motor Vehicles Inc

Amendment No.2 to Draft Registration Statement on Form S-1

Submitted December 19, 2022

CIK No. 0001722969

Ladies and Gentlemen:

On behalf of our client, Atlis Motor Vehicles Inc. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated December 27, 2022, relating to the Company’s Amendment No. 2 to Draft Registration Statement on Form S-1 confidentially submitted to the Commission on December 19, 2022.

The Company is concurrently filing via EDGAR a Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Registration Statement on Form S-1

General

1.	We note your response to comment 1 and are unable to concur with the company's conclusion that Section 2.3(b)(v) of the Securities Purchase Agreement is not a closing condition within the investor’s control. Please revise or remove "or any material adverse change in, any financial market which, in each case, in the reasonable judgment of such Purchaser, makes it impracticable or inadvisable to purchase the Securities at each applicable Closing" in Section 2.3(b)(v).

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the Form S-1 to remove the shares of Class A common stock underlying the second tranche securities from registration to address the Staff’s comment.

2.	We note your response to comment 2 and your disclosure related to the Amended Collaboration Agreement on page 51. Please revise the disclosure on page 51 to disclose the term, including the renewal term, of the agreement.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on page 51 of the Form S-1 to address the Staff’s comment.

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If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship

Michael J. Blankenship

cc: Mark Hanchett, Chief Executive Officer, Atlis Motor Vehicles Inc.